                                                                FILE NO. 70-9645

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    POS - AMC
                        (POST-EFFECTIVE AMENDMENT NO. 12)
                                       TO
                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                   ----------

        EXELON CORPORATION                    PECO ENERGY COMPANY                           EXELON GENERATION COMPANY, LLC
  COMMONWEALTH EDISON COMPANY                 2301 MARKET STREET                                   300 EXELON WAY
   10 SOUTH DEARBORN STREET             PHILADELPHIA, PENNSYLVANIA 19101                    KENNETT SQUARE, PENNSYLVANIA 19348
           37TH FLOOR
       CHICAGO, IL 60603


           (NAMES OF COMPANIES FILING THIS STATEMENT AND ADDRESSES OF
                          PRINCIPAL EXECUTIVE OFFICES)

                               EXELON CORPORATION
       (NAME OF TOP HOLDING COMPANY PARENT OF EACH APPLICANT OR DECLARANT)

                                   ----------

                               RANDALL E. MEHRBERG
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                               EXELON CORPORATION
                            10 SOUTH DEARBORN STREET
                                   37TH FLOOR
                             CHICAGO, ILLINOIS 60603

                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                   ----------

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL NOTICES, ORDERS AND
       COMMUNICATIONS IN CONNECTION WITH THIS APPLICATION-DECLARATION TO:


           JOANNE C. RUTKOWSKI
            STEPHANIE M. SMITH                    CONSTANCE W. REINHARD
            BAKER BOTTS L.L.P.                      EXELON CORPORATION
        1299 PENNSYLVANIA AVE., NW         10 SOUTH DEARBORN STREET, 35TH FLOOR
           WASHINGTON, DC 20004                  CHICAGO, ILLINOIS 60603
               202-639-7785                            312-394-3604

This Post-Effective Amendment No. 12 amends and restates in its entirety the Application/Declaration on Form U-1 filed by Exelon Corporation ("Exelon" or the "Company"), Commonwealth Edison Company ("ComEd"), PECO Energy Company ("PECO"), and Exelon Generation Company, LLC ("Genco") on August 6, 2004 in this docket.

ITEM 1. DESCRIPTION OF THE PROPOSED TRANSACTION.

     A. Summary of Proposed Request

         In the Merger Order (as hereinafter defined), the Securities and Exchange Commission ("Commission") found that the electric utility properties of Exelon and its subsidiary companies (together, the "Exelon System") would be interconnected within the meaning of Section 2(a)(29)(A) of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"). That finding was based in part on the fact that Exelon had obtained a 100 MW firm west-to-east contract path (the "Contract Path") from the interface of the transmission systems of American Electric Power Company, Inc. ("AEP") and ComEd to PJM Interconnection, LLC ("PJM"). At the time of the Merger, PECO was a member of what was then the PJM independent system operator. Exelon committed to file a post-effective amendment seeking Commission approval of any alternative arrangement to satisfy the interconnection requirement.

         As explained more fully herein, AEP has joined PJM on October 1, 2004.(1) Upon the integration of AEP into PJM, the transmission facilities of ComEd became physically interconnected with those of PECO through the facilities of other members of PJM. Accordingly, Exelon requests that the Commission issue an order finding that the Exelon interconnection requirement is satisfied by the membership of ComEd and PECO in PJM. Exelon asks the Commission to further determine that, with the entry of AEP into PJM, Exelon is not required to renew the Contract Path as a basis for interconnection under the 1935 Act.

         In consideration of these facts, Exelon asks that the Commission issue its order in this matter as soon as possible after October 1, 2004.

     B. Description of the Exelon System Companies

         Exelon has three principal operating public utility company subsidiaries.

     o PECO, a public utility company engaged in (i) the purchase, transmission, distribution and sale of electricity and (ii) the purchase, distribution and sale of natural gas in Pennsylvania(2);

     o ComEd, a public utility company engaged in the purchase, transmission, distribution and sale of electricity in Illinois(3); and

     o Genco, a public utility company engaged in the purchase, generation and sale of electricity in Pennsylvania, Illinois and elsewhere.

     In addition, Exelon has the following other principal subsidiaries:

     o Exelon Energy Delivery Company, LLC ("Delivery"), an intermediate registered holding company and a first tier subsidiary of Exelon, which has as wholly-owned subsidiaries , ComEd and PECO(4);

     o Exelon Business Services Company, the service company for the Exelon System;



----------
     (1) Specifically, AEP's operating companies Appalachian Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, and Wheeling Power Company have become members of PJM. See press releases issued by PJM and the Federal Energy Regulatory Commission ("FERC") announcing AEP integration into PJM, attached hereto as Exhibit G-1.

     (2) At the time of the Merger Order, PECO was an exempt holding company by reason of its ownership of the following subsidiaries ("Conowingo Companies"):
PECO Energy Power Company ("PEPCO") which was then a registered holding company, Susquehanna Power Company ("Power") and Susquehanna Electric Company ("Electric"). PEPCO is a Pennsylvania corporation and owns that portion of the Conowingo hydroelectric lying in Pennsylvania. Power is a Maryland corporation and owns the property in Maryland. Electric, also a Maryland corporation, operates the project under a 1926 lease and has the right to the electrical output of the dam. Each of the Conowingo Companies is exclusively engaged in owning and/or operating a hydroelectric generation project, the power of which is sold at wholesale.

     Effective as of January 1, 2001, Exelon effectuated a corporate restructuring ("Restructuring") contemplated in the Merger Order. The Restructuring consisted of the transfer of electric generating assets of ComEd and PECO, including the Conowingo Companies, to Genco and the transfer of nonutility subsidiaries of PECO and Unicom Enterprises, Inc. to be indirect subsidiaries of Ventures. Upon completion of the Restructuring, the Exelon system included four registered holding companies in addition to Exelon:
Ventures, which was required for tax purposes to serve as a holding company for Genco and Enterprises; Delivery, which serves to enhance the management and operations of Exelon#s principal state regulated utilities ComEd and PECO; Genco, which controls all of the Exelon system's generating assets including the Conowingo Companies; and PEPCO. As a result of the restructuring, PECO ceased to be a holding company.

     In the spring of 2004, each of the Conowingo Companies was determined by the FERC to be an exempt wholesale generator ("EWG"), as that term is defined in section 32 of the Act. With the conversion of the Conowingo Companies to EWGs, Genco and PEPCO were no longer holding companies within the meaning of the Act and, by order dated April 1, 2004 (HCAR No. 27830), the Commission authorized each of Genco and PEPCO to de-register under section 5(d) of the Act.

     (3) As noted in the Merger Order, ComEd is also a holding company exempt from registration pursuant to Section 3(a)(1). ComEd is a holding company by reason of its ownership of Commonwealth Edison Company of Indiana, which is a fourth public utility company subsidiary that has no retail operations.

     (4) Delivery filed a Form U5A Notification of Registration on June 4, 2001.

     o Exelon Ventures Company, LLC ("Ventures"), an intermediate registered holding company and a first tier subsidiary of Exelon, which has as wholly-owned subsidiaries, Genco and Exelon Enterprises Company, LLC ("Enterprises");(5) and

     o Enterprises, the principal subsidiary through which Exelon conducts its non-utility businesses.

         Effective as of January 1, 2001, Exelon effectuated the corporate restructuring (the "Restructuring") contemplated in the Commission's order approving the merger (the "Merger") that created Exelon (Holding Co. Act Release No. 27256, October 19, 2000) (the "Merger Order").(6) In summary, the Restructuring consisted of the transfer of electric generating assets of ComEd and PECO to Genco and the transfer of PECO's and Unicom Enterprises, Inc.'s non-utility subsidiaries to be indirect subsidiaries of Ventures.


     C. Interconnection

           1. The Merger Order

         At the time of the Merger Order, what was then the PJM independent system operator offered transmission service over the transmission facilities of PECO and other PJM members under the PJM open access transmission tariff ("OATT") on file with the FERC. PECO also had an OATT on file with the FERC. At that time, ComEd was a member of the Mid-America Interconnected Network, a regional reliability council.

         In the Merger Order, the Commission found the interconnection requirement satisfied as follows:

               Applicant states that the electric properties of the Exelon system will be interconnected through the transmission facilities of ComEd and PECO and extensive available interstate open access transmission. Exelon will have the legal right under FERC-mandated OATTs to move power economically to customers as needed and in amounts sufficient to meet -- under normal conditions -- its operating needs throughout the Exelon system.

               In addition, Exelon has obtained, through PECO, a 100 MW firm west-to-east, contract path commencing November 1, 2000 (the "Contract Path"). The Contract Path extends from the interface of the transmission systems of American Electric Power and ComEd to the interface of the Virginia Electric and Power Company and the PJM transmission systems and, through the PJM transmission systems, to PECO.

               Exelon commits to keep the Contract Path in place for three years after the date of this order or until such earlier time as the Commission determines that an alternate path or some other arrangement is sufficient to maintain compliance with the statutory interconnection requirement. Exelon will file a post-effective amendment in this filing seeking Commission approval of any alternative arrangement in the event that Exelon proposes at any time, including at the end of the three-year period, not to renew the Contract Path. We have determined in several recent orders that the interconnection requirement is satisfied where the combined electric properties are interconnected through a contract path and applicants commit to find an alternative means of interconnection, if the contract path is not renewed.

               Genco will coordinate Exelon's access to transmission services from unaffiliated regional transmission providers, including the providers of the Contract Path.


----------

     (5) Ventures filed a Form U5A Notification of Registration on January 23, 2001.

     (6) Certain elements of the Restructuring were completed later in 2001.

               These transmission providers are required to offer a wide variety of services under their OATTs. Genco can reserve and schedule service through readily available, easy to use and redundant communications systems. Genco will be able to obtain the transmission services to connect the Exelon Electric System at rates which, by regulation, can be no higher than those which the unaffiliated transmission providers must charge themselves for their own comparable transactions. Applicant states that, in effect, Genco will be able to control the movement of power within the Exelon Electric System as reliably and efficiently as if all generation, transmission and distribution facilities of Genco, ComEd and PECO were directly interconnected over Exelon-owned facilities.

               Applicant further notes that the feasibility of transmitting power from the ComEd electric system to the PECO electric system is demonstrated by the recent operations of the companies. ComEd and PECO have engaged in power sales arrangements since 1996. PECO has been able to move this power to Pennsylvania for its use through various firm and non-firm open access transmission arrangements.

Merger Order at 23-25 (emphasis added; footnotes omitted).

            2. Subsequent Developments

         The AEP and Virginia Electric and Power Company ("VEPCO") delivery points on the Contract Path were combined for pricing in March 2002 such that reservations were changed from VEPCO to AEP/Virginia Power/Import. This change was initiated unilaterally by the PJM Market Monitor to eliminate potential gaming opportunities in movement of power into PJM.

         On December 20, 2002, the FERC approved PJM as a regional transmission organization ("RTO"). PJM Interconnection, L.L.C., 101 FERC Paragraph 61,345
(2002). PECO was a founding member of PJM, and PECO's transmission assets are committed to PJM's control.

         On April 1, 2003, ComEd received approval from the FERC to transfer control of its transmission assets to PJM. American Electric Power Service Corporation, 103 FERC Paragraph 61,008 (2003). The FERC also accepted for filing the amended PJM Tariff reflecting the inclusion of the transmission assets of ComEd and other new members, subject to a compliance filing and to hearing on certain issues. Id. On June 2, 2003, ComEd began receiving electric transmission reservation services from PJM and transferred control of ComEd's Open Access Same Time Information System to PJM. Although full integration of ComEd's transmission assets into PJM's energy market structures was scheduled to occur in November 2003, the integration was delayed due to the August 14, 2003 power blackout in the Northeast United States and Canada and the analysis of the impacts of that event. On March 18, 2004, the FERC approved ComEd's plan to complete its integration into PJM, subject to the North American Electric Reliability Council ("NERC") approval of the PJM and Midwest Independent Transmission System Operator, Inc. ("MISO") reliability plans to assure no adverse impacts. PJM Interconnection, L.L.C., 106 FERC Paragraph 61,253 (2004) The NERC granted the required approval on April 2, 2004. North American Electric Reliability Council, Resolution on Approval of PJM Reliability Plan, Approved by Board of Trustees (April 2, 2004). On April 27, 2004, the FERC issued its order approving ComEd's application to integrate fully into PJM. PJM Interconnection, L.L.C., 107 FERC Paragraph 61,087 (2004). On April 30, 2004, ComEd accepted the conditions in the FERC order, and full integration occurred on May 1, 2004. Thus, as of May 1, 2004, both PECO and ComEd's systems are under PJM's control.

         In two separate orders entered June 17, 2004 regarding AEP integration into PJM, the FERC cleared the way for AEP to integrate into PJM and established October 1, 2004 as the date for such integration. New PJM Companies and PJM Interconnection, L.L.C., 107 FERC Paragraph 61,272 (2004) and New PJM Companies, 107 FERC Paragraph 61-271, P 129 (2004). In an order entered September 28, 2004, the FERC accepted a number of filings by AEP and others related to the integration of AEP and Dayton Power & Light Company into PJM. PJM Interconnection et al., 108 FERC Paragraph 61, 318 (2004). On October 1, 2004, AEP became integrated into PJM.(7)

           3. Exelon Interconnection Through PJM

         Now that AEP has joined PJM, the transmission facilities of ComEd are physically interconnected with those of PECO through the facilities of other members of PJM.

         As noted above, PJM is an RTO that coordinates the movement of wholesale electricity in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia.(8) Acting neutrally and independently, PJM operates the world's largest competitive wholesale electricity market and ensures the reliability of the largest centrally dispatched control area in North America. PJM's members/customers include power generators, transmission owners, electricity distributors, power marketers and end-use customers. PJM's role as a federally regulated RTO means that it acts independently and impartially in managing the regional transmission system and the wholesale electricity market. PJM also manages a sophisticated regional planning process for generation and transmission expansion to assure future electric reliability. The company is headquartered near historic Valley Forge, Pennsylvania, approximately 25 miles from downtown Philadelphia.

         The Commission has previously found that the interconnection requirement was satisfied through participation in a tight power pool, where the companies were indirectly interconnected through the pool transmission facilities, Unitil Corp., Holding Co. Act Release No. 25524 (April 24, 1992), and expressly has found the requirement satisfied based upon membership in PJM. Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998); Pepco Holding, Inc., Holding Co Act Release No. 27533 (July 24, 2002).

         The Commission in Unitil Corp. explained:

                    Generally, a tight power pool consists of two or more electric systems which coordinate the planning and/or operation of their bulk power facilities for the purpose of achieving greater economy and reliability in accordance with a contractual agreement that establishes each member's responsibilities.

                    Tight power pools have centralized dispatch of generating facilities, whereby energy and operating reserves are interchanged among the participant systems and transferred over facilities owned by the individual participants. Participants have contractual requirements relating to generating capacity and operating reserves, together with specific financial penalties if these requirements are not met. Sufficient transmission capacity is made available to realize the full value of operating and planning coordination. Id. at 10, n. 22.

The Commission in Conectiv noted that PJM was a tight power pool and, citing Unitil, stated that "The Commission has previously determined that the physical interconnection requirements of the Act can be satisfied on the basis of contractual rights to use third parties' transmission lines, when the merging companies are members of a tight power pool." (Conectiv at 29, 30). In NRECA v. SEC, 276 F.3d 609 (Jan. 18, 2002), the Court of Appeals for the District of Columbia Circuit cited Conectiv for the proposition that "the physical interconnection requirement of the Act can be satisfied on the basis of contractual rights to use third parties' transmission lines, when the merging companies are members of a tight power pool"--that is, a group of utilities that coordinate their planning and operation to improve economy and reliability. (Id. at 616).


----------
     (7) See footnote 1, supra, and Exhibit G-1.

     (8) All or part of the states of Indiana, Kentucky, Michigan and Tennessee were added to PJM's footprint with the integration of AEP.

         As explained in the attached affidavit from Michael Kormos, Vice President for System Operations for PJM (the "Kormos Affidavit"), the electrical connectivity between ComEd, which was a control area, and of PECO, which has been part of the PJM control area, will be substantially enhanced following the AEP integration. Upon AEP integration, PJM became the single control area for the entire region and exercises functional control over a contiguous, interconnected transmission system with a span that encompasses both ComEd and PECO operations, as well as those of other PJM companies. Mr. Kormos explains that PJM's regional planning process for generation and transmission expansion includes tests designed to ensure that generation is always deliverable to load, i.e., that both network transmission and generation resources are always available and sufficient to serve the members' loads. Mr. Kormos states that:

                    [A]bsent an extreme physical disturbance to the grid, after AEP's integration into PJM, at least 100 MW of power could be moved at all times in both directions (west-to-east from ComEd to PECO and east-to-west from PECO to ComEd) under the PJM open access transmission tariff ("OATT"). In reality, the expected transfers of power in both directions will be much larger.

Mr. Kormos further explains that, even if renewed, once functional control over AEP's transmission system is delivered to PJM, the Contract Path would be converted to PJM service and, although at that time, ComEd and PECO may choose to purchase point-to-point transmission service for part of the load and network service for the balance, reliance on point-to-point service would diminish the interconnection and coordination of the Exelon system:

                   Although PJM makes available point-to-point transmission service within PJM, to my knowledge no PJM customer has used it to serve load in the current PJM system.(FN2) Furthermore, in my opinion, point-to-point transmission service within PJM would actually be detrimental to the purchaser. This is because under network service, PJM dispatches the most economical generation resource, regardless of ownership of that resource, to serve the network load. Any portion of load served by point-to-point transmission service would in effect elect to serve its own load, but subject to constraints on scheduling, etc. It would be excluded from the process whereby PJM dispatches to load the most economical generation resource. Thus, the purchaser of point-to-point transmission service within PJM would be paying a premium for transmission service that would actually disadvantage it.

                   --------------------
                       (FN2) Beginning October 1, 2004, with the integration of
                   AEP there may be a very small portion of load in the AEP zone within PJM that will be sourced by point-to-point service. PJM regards this state as transitional and a function of accommodating into a different PJM paradigm the existing relationships between transmission customers and their previous transmission provider.

Kormos Affidavit.(9)

         In contrast, reliance on network service will actually enhance Exelon's existing interconnection and coordination. All of the generating assets and activities of the Exelon system are centralized in Genco. Following the Merger, Genco coordinated access to transmission services for both ComEd and PECO using the Contract Path and OATTs. Since May 1, 2004, PJM has coordinated the transmission service using network service and an agreement with AEP. Upon AEP integration into PJM, PJM began coordinating dispatch for reliability purposes and providing joint economic dispatch for an area including both ComEd and PECO. Genco bids its generating units into PJM, which units are subject to PJM coordination for reliability purposes along with the other generating



----------
     (9) The Kormos Affidavit is attached as Exhibit E-1.

units bid into the PJM control area, and which units have become part of joint economic dispatch for the newly defined PJM region. Generation from Genco's units along with those of others flows to load using PJM network transmission service. This coordination, originally confined to PJM's initial boundaries, now includes ComEd and AEP within the expanded PJM region. The result is coordinated use of transmission with least cost economic dispatch for the entire expanded PJM region.

         As noted above, the Merger Order provides that: "Exelon will file a post-effective amendment in this filing seeking Commission approval of any alternative arrangement in the event that Exelon proposes at any time, including at the end of the three-year period, not to renew the Contract Path." Exelon believes that the intervening event of its PJM membership, with PJM becoming a single control area for the entire PJM region, should suffice for the purpose of meeting the statutory interconnection requirement on a going-forward basis. Accordingly, Exelon requests that the Commission issue an order finding that the Exelon interconnection requirement is satisfied by the membership of ComEd and PECO in PJM and further, that upon the integration of AEP into PJM, the Company is not required to renew the Contract Path as a basis for interconnection under the 1935 Act.

     D. Compliance with Rule 54

         The requested authority is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any exempt wholesale generator ("EWG") or foreign utility company ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs
(a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Exelon currently does not meet all of the conditions of Rule 53(a).

         At June 30, 2004, the consolidated amount of Exelon's aggregate investment in EWGs and FUCOs as that term is defined in Rule 53 was $1.9 billion, which is in excess of 50% of Exelon's average consolidated retained earnings (calculated as required by Rule 53) of $2.5 billion as of June 30, 2004. The Commission, by order dated April 1, 2004 (HCAR No. 35-27830, File No. 70-10189), (the "Financing Order") authorized Exelon to enter into financing transactions in respect of an "aggregate investment" in EWGs and FUCOs to up to $4 billion.

         Exelon satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Exelon maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Exelon's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Exelon directly or indirectly holds an interest. With reference to Rule 53(a)(4), Exelon will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

         In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which Exelon has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, since December 31, 2000, there has been no material adverse impact on Exelon's consolidated capitalization resulting from Exelon's investments in EWGs and FUCOs. See table immediately below.

Capitalization               12/31/2000      12/31/2001     12/31/2002      12/31/2003     6/30/04
Equity                           31.3%           34.7%          32.1%            34.9%       37.6%
Preferred Securities              2.7%            2.6%           2.5%             2.6%        2.8%
Long-Term Debt
    (Including current
    maturities)                  60.1%           61.2%          60.3%            60.8%       58.5%
Short-Term Debt                   5.9%            1.5%           5.0%             1.7%        1.1%
       Total                    100.0%          100.0%         100.0%           100.0%      100.0%


These ratios are within acceptable industry ranges. The proposed transactions will not have any material impact on capitalization. In the aggregate, Exelon's EWG and FUCO investments have been profitable for all annual periods ending December 31, 2000 through December 31, 2002 and for the quarter ended June 30, 2003. While in 2003 Exelon recorded losses of $1.2 billion ($729 million net of income tax) in connection with two of its EWG investments, Exelon New England Holdings Company ("EBG") and Sithe Energies, Inc. ("Sithe"), Exelon has since transferred the ownership of EBG to EBG's lenders (on May 25, 2004, recognizing a net gain of $85 million). Excluding the two loss companies, for which substantially all required write-offs have been taken, Exelon's remaining EWGs were profitable in 2003. For information on EWG earnings, please see item 5a of Exelon's quarterly filed Rule 24 certificates.


         On November 25, 2003, Genco, Reservoir Capital Group (Reservoir) and Sithe completed a series of transactions resulting in Genco and Reservoir each indirectly owning a 50% interest in Sithe. Both Genco's and Reservoir's 50% interests in Sithe were subject to put and call options that could result in either party owning 100% of Sithe. On September 29, 2004, Genco exercised its call option to acquire Reservoir's 50% interest in Sithe for $97 million. The closing of the call is subject to state and Federal regulatory approvals. Genco's intent is to fully divest its interest in Sithe and it is actively pursuing opportunities to dispose of Sithe. Genco believes that exercising its call option will provide it with greater certainty of a timely exit from Sithe on favorable terms and conditions.


ITEM 2. FEES, COMMISSIONS AND EXPENSES.

         The incremental fees, commissions and expenses incurred or to be incurred in connection with this Post-Effective Amendment are estimated to be not more than $10,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

         Sections 10 and 11 of the Act govern the integration requirements as they apply to registered holding companies.

ITEM 4. REGULATORY APPROVAL.

         No regulatory approvals are required other than that of the Commission.

ITEM 5. PROCEDURE.

         The Applicant respectfully requests that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any order be made effective immediately upon the entry thereof.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

       Exhibit E-1:  Kormos Affidavit
       Exhibit G-1:  Press Releases
       Exhibit H-1:  Form of Notice

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

         None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.



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



         Pursuant to the Act, each of the undersigned companies has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 27, 2004

                                EXELON CORPORATION
                                COMMONWEALTH EDISON COMPANY
                                   10 South Dearborn Street
                                   37th Floor
                                   Chicago, Illinois  60603
                                PECO ENERGY COMPANY
                                   2301 Market Street
                                   Philadelphia, Pennsylvania  19101
                                EXELON GENERATION COMPANY, LLC
                                   300 Exelon Way
                                   Kennett Square, Pennsylvania  19348


                                BY EXELON CORPORATION

                                BY:    /s/ Elizabeth A. Moler
                                       -----------------------------------------
                                NAME:  Elizabeth A. Moler
                                TITLE: Executive Vice President Government and Environmental Affairs and Public Policy, Exelon Corporation




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